Filed by Independent Bank Corporation
Commission File No.: 0-7818
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: HCB Financial Corp.

March 19, 2026

NAME
ADDRESS
CITY, STATE ZIP

Dear NAME:
Thank you for attending last night’s meeting to discuss the future of Highpoint Community Bank (HCB).
I recognize the uncertainty this news brings. We are encouraged that Independent Bank would like to get in front of our team to introduce themselves, tell their story, and discuss next steps as soon as possible.
The Independent Bank Management Team will be hosting an informative session with our entire team this coming Monday evening:
When: Monday, March 23, 2026: Pizza dinner at 5:30 p.m., Program at 6:00 p.m.
Where: HCB Main Office Community Room (150 W. Court St. Hastings, MI)
Independent Bank, a Michigan-based community bank, approached HCB with a formal merger proposal late last year. After a thorough due diligence process, weighing impacts on customers, shareholders, employees, and the communities we serve, the HCB Board of Directors has agreed to combine with Independent Bank in a merger transaction expected to close later this year.
Subject to customary closing conditions, including shareholder and regulatory approvals, the transaction is expected to close later in 2026. When it does, HCB will become part of Independent Bank. Independent is excited for us to join them and has plans to continue to operate all seven of our current locations and retain a large majority of our staff. Independent’s pay and benefit structures are similar to that of ours, although these will not be impacted by the merger until the transaction is completed.
Importantly, nothing changes immediately for employees. Your current roles, pay, benefits, reporting structures, and day-to-day work expectations are expected to remain the same until further notice. For those whose positions may be impacted, we will offer a severance package to employees whose roles are eliminated and who are unable to secure another position within Independent. In addition, our Board and management team have many local connections and will work diligently to help you connect with businesses near your current location.
Over the coming months, we will work closely with the Independent Bank team to prepare for the transition and begin reviewing systems and operations. Our priority is to keep everyone informed with clear, consistent communication as we move through this process together.
Above all, we want to acknowledge the extraordinary work each of you has done to build Highpoint Community Bank into the respected organization it is today. The success of this bank has always been driven by the dedication, professionalism, and care you bring to your work every day.
We appreciate your continued focus on serving our customers and community as we move through this next chapter together.

Mark Kolanowski                 Chelsey A. Foster
President & Chief Executive Officer         Executive Vice President & Chief Operating Officer

Additional Information About the Transaction
Independent intends to file a registration statement on Form S-4 with the Securities and Exchange
Commission (SEC), which will include a prospectus relating to the Independent shares to be issued in the transaction, a proxy statement for a shareholder meeting of HCB at which shareholders will be asked to approve the transaction, and certain other documents regarding the proposed transaction. Before making any voting or investment decision, investors are urged to carefully read the entire registration statement and related documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors will be able to obtain these documents free of charge at the SEC's website at www.sec.gov or by making a written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling 800.355.0641.